Filed by RhythmOne plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933 and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934

Subject Company: YuMe, Inc.

Subject Company’s Commission File Number: 001-36039

Date: September 5, 2017

RHYTHMONE PLC (LSE AIM:RTHM) AGREEMENT TO ACQUIRE YUME INC. (NYSE:YUME) ADDS HIGH-VALUE VIDEO INVENTORY AND PREMIUM DEMAND TO UNIFIED PLATFORM September 2017 RhythmOne plc

FORWARD-LOOKING STATEMENTS This announcement contains (or may contain) certain forward-looking statements with respect to certain of RhythmOne’s plans and its current goals and expectations relating to its future financial condition and performance and which involve a number of risks and uncertainties. RhythmOne cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding RhythmOne's future financial position, income growth, impairment charges, business strategy, projected levels of growth in its markets, projected costs, estimates of capital expenditure, and plans and objectives for future operations of RhythmOne and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic and global economic and business conditions, the effects of continued volatility in credit markets, market-related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation, the further development of standards and interpretations under International Financial Reporting Standards ("IFRS") applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, the outcome of pending and future litigation, the success of future acquisitions and other strategic transactions and the impact of competition - a number of which factors are beyond RhythmOne's control. As a result, RhythmOne's actual future results may differ materially from the plans, goals, and expectations set forth in RhythmOne's forward-looking statements. Any forward-looking statements made herein by or on behalf of RhythmOne speak only as of the date they are made. Except as required by the FCA, AIM or applicable law, RhythmOne expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this announcement to reflect any changes in RhythmOne expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. Neither the content of the Company’s website (or any other website) nor the content of any website accessible from hyperlinks on the Company’s website (or any other website) is incorporated into, or forms part of, this announcement. COPYRIGHT STATEMENT © 2017 RhythmOne, LLC. All rights reserved. All materials contained herein are the property of RhythmOne, LLC. and may only be used, copied or distributed with the express written permission of RhythmOne, LLC. Other products and companies referred to herein are the trademarks or registered trademarks of their respective companies or mark holders. Safe Harbor & Copyright Statements

Additional Information and Where to Find It ADDITIONAL INFORMATION AND WHERE TO FIND IT The exchange offer for the outstanding shares of YuMe stock has not yet commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any materials that RhythmOne and its offering subsidiary, Redwood Merger Sub 1, Inc. ("Purchaser"), will file with the SEC. RhythmOne and Purchaser plan to file a tender offer statement on Schedule TO, together with other related exchange offer documents, including a letter of transmittal, in connection with the offer; YuMe plans to file a Recommendation Statement on Schedule 14D-9 in connection with the offer; and RhythmOne plans to file a registration statement on Form F-4 that will serve as a prospectus for RhythmOne shares to be issued as consideration in the offer and the mergers. These documents will contain important information about RhythmOne, YuMe, the offer and the mergers. YuMe stockholders are urged to read these documents carefully and in their entirety when they become available before making any decision regarding exchanging their shares. These documents will be made available to YuMe stockholders at no expense to them and will also be available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting RhythmOne’s investor relations department at Edward Bridges, FTI Consulting, Inc., Tel: +44 (0)20 3727 1000, Email: rhythmone@fticonsulting.com or YuMe’s investor relations department at ir@yume.com or 1-650-503-7192.  Such documents are not currently available. In addition to the SEC filings made in connection with the transaction, YuMe files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other such filed information at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. YuMe’s filings with the SEC are also available to the public from commercial document-retrieval services and at http://www.sec.gov.  In addition to the SEC filings made in connection with the transaction, RhythmOne makes available annual reports and other information free of charge on its website at www.RhythmOne.com.  Such information can also be obtained from RhythmOne using the contact information above.

Agenda ACQUISITION OPPORTUNITY STRATEGIC RATIONALE YUME OVERVIEW FINANCIALS CONCLUSIONS

1. Acquisition Opportunity Target Definitive agreement to purchase all outstanding shares of YuMe, Inc (NYSE: YUME) YuMe is a California-based, cross-screen video advertising technology company that connects brands with high-value consumer audiences Consideration Approximately $185M total consideration based on current exchange rates, with consideration provided in approximately one-third in cash and approximately two-thirds in shares Each YuMe stockholder will be entitled to receive US$1.70 (approximately £1.311.32) in cash and 0.7325 shares (after adjustment for the contemplated stock split of RhythmOne shares). In calculating the number of shares to be issued, a figure of 37.5 pence per share has been used Current market cap of c.$180M Execution Two YuMe representatives will be appointed to RhythmOne’s Board of Directors at closing Shareholder approval for issuance of shares Financials† RhythmOne: FY17: Revenue – $175.4M; Adj. EBITDA2 – $1.4M  YuMe: FY16: Revenue - $160.4M; Adj. EBITDA3 - $10.9M Anticipated to be materially accretive in the first full financial year of ownership Anticipated cost synergies of $10-12M per annum, with one-off costs of no more than $1M Strategy Capitalizes on consolidation opportunity resulting in comprehensive ad platform Provides immediate demand and supply scale across high-value mobile and video Drives performance and brand advertising spend through integrated platform Timeline Anticipated to close in calendar Q1 2018, complete planned integration by March 2018 Subject to certain approvals and customary closing conditions for such transactions †Source: Information regarding the Company from Company accounts. Information regarding YuMe from YuMe public filings with the SEC. RhythmOne financial year-end of 31 March. YuMe financial year-end of 31 December. Both RhythmOne and YuMe use ‘Adjusted EBITDA', a non-GAAP measure which does not have a standardised meaning. RhythmOne uses IFRS and YuMe uses US GAAP, and therefore the information has been drawn from sources that are not directly comparable. Based on 34.7 million shares in issue as at 4 September 2017 RhythmOne Adjusted EBITDA defined as net income (loss), before finance income and expense, taxes, depreciation and amortization, share based payment expense and exceptional costs YuMe Adjusted EBITDA defined as net income (loss), adjusted to exclude expenses for: interest, income taxes, depreciation and amortization, stock-based compensation, and one-time proxy contest, asset impairment and restructuring expenses

1. Strategic Rationale: Growth Focus GROW UNIQUE AUDIENCES FORTIFY CORE PLATFORM EXPAND DEMAND FOOTPRINT SUPPLY Owned Extended Controlled DEMAND Direct Programmatic Network CONTENT DATA Amplify Distribute Monetize First Party Second Party Third Party

2. Strategic Rationale: Excellent Fit SUPPLY Owned Extended Controlled DEMAND Direct Programmatic Network CONTENT DATA Amplify Distribute Monetize First Party Second Party Third Party HIGH-VALUE, USER-TARGETED VIDEO ADVERTISING; ADDS PREMIUM BRAND ADVERTISING DEMAND TO UNIFIED PLATFORM

2. Strategic Rationale: Plays to our Growth Vectors INT’L UNIQUES DEMAND FILL RATE EMEA and APAC O&O, Controlled PRICING Video, Native Private Marketplaces Direct, Integrations YUME PROVIDES PREMIUM DEMAND ACROSS EVERY SCREEN INCLUDING CONNECTED TV, AS WELL AS HIGH-VALUE CROSS-SCREEN INVENTORY, AND DIRECT SUPPLY AND DATA RELATIONSHIPS

2. Strategic Rationale: Key Benefits

MOBILE, VIDEO

Deepens mobile, video inventory and offering, with opportunities to drive programmatic upside

SCALE

Drives material revenue and EBITDA scale, distinguishing RhythmOne from ad tech peer group

TEAM

Tenured team with expertise in x-screen video advertising; deep relationships with agencies & growing relationship with their trading platforms

CONTROLLED SUPPLY

SDK integrated across 1,500 digital properties, including connected TV - impacting fill rate and pricing

DATA

Robust data management and targeting platform analyzes over 200B data points across connected devices

FINANCIALS

Resulting company estimated to be earnings accretive in the first full year of combined operations; $10-12M in potential cost synergies

RhythmOne

†Source: Pro forma based last reported accounts. Information regarding the Company from Company accounts. Information regarding YuMe from YuMe public filings with the SEC. RhythmOne financial year-end of 31 March. YuMe financial year-end of 31 December.

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3. YuMe Overview

BUSINESS Cross-screen video advertising technology company that connects brands with consumer audiences through superior targeting, delivery and measurement, enabled by its audience aware SDK built into applications, video players and consumer electronics

HISTORY Founded 2004, IPO: 2013 NYSE:YUME

LOCATIONS Headquartered in Redwood City, CA with 12+ offices across the US, EU, Canada and India

EMPLOYEES 480+ employees

TECHNOLOGY Data management and targeting platform, "audience-aware" SDK provides actionable user insights and data modeling

FINANCIALS FY2016: Revenue – $160M; Gross Margin – 50%; Adjusted EBITDA[1] – $10.9M;
Q12017: Revenue – $36.5M; Gross Margin – 52%; Adjusted EBITDA[1] – $4.3M
Q22017: Revenue – $42.8M; Gross Margin – 51%; Adjusted EBITDA[1] – $7.6M
Market Cap: c.$180M[2]; Net Cash: c.$35M[3]

SCALE 1,500 publisher integrations
200B data points gathered and analyzed

SIGNFICANT DEMAND-SIDE ENTITY AUGMENTS RHYTHMONE'S END-TO-END PROPOSITION AND ADDS MATERIAL FINANCIAL SCALE

RhythmOne

1. YuMe Adjusted EBITDA defined as net income (loss), adjusted to exclude expenses for: interest, income taxes, depreciation and amortization, stock-based compensation, and one-time proxy contest, asset impairment and restructuring expenses
2. As at close 4 September 2017
3. As at 30 June 2017

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4. YuMe Financials REVENUE ($M, Dec YE) ADJUSTED EBITDA1 ($M, Dec YE) MATERIALLY ADVANCES FINANCIAL PERFORMANCE AND AUGMENTS PLATFORM FOR INDUSTRY CONSOLIDATION Source: Public filings 1. YuMe Adjusted EBITDA defined as net income (loss), adjusted to exclude expenses for: interest, income taxes, depreciation and amortization, stock-based compensation, and one-time proxy contest, asset impairment and restructuring expenses FY16: $160.4M FY16: $10.9M

5. Conclusions Fully aligns with mobile, video, connected TV and programmatic growth vectors Advances industry consolidation opportunity Fortifies RhythmOne platform with video inventory and brand advertising demand On-boards a successful, cohesive and tenured team to drive growth Accelerates revenue scale and profitability for 1R shareholders Help to establish RhythmOne as a credible alternative to the super-majors 14